

02050715

pE 8-1-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


SEC
PROCESSING
RECEIVED
AUG 0 8 2002
WASH, D.C.
155
SECTION

For the month of August, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date August 2nd, 2002

By [signature]
(Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)

W/M


TELKOM

COMPANY RELEASE

No.TEL 286/PR000/UHI/02

Termination of TELKOM's Exclusivity in Local Fixed Line

Bandung, August 2nd, 2002, PT Telekomunikasi Indonesia Tbk. ("TELKOM") welcomes the award of fixed line local license to Indosat on August 1, 2002. Under the duopoly competition, both operators are expected to improve the quality of telecommunication services and to increase the penetration rate in Indonesia.

Initially, duopoly will be introduced in Jakarta and Surabaya, and will be commercialized after the technical preparation, such as network integration and exchange reprogramming to allow access to TELKOM's network, is completed.

In addition to that, there are other steps to be taken to support the implementation of duopoly including:

1. Government will calculate the compensation with input from TELKOM and Indosat, and it should be completed by November 30, 2002. Government will be assisted by a reputable international independent appraiser.
2. The operating license will be renewed by stating nationwide roll out plan based on the final agreed result of compensation calculation.
3. Existing supporting regulations covering interconnection, numbering system and USO will be applied in the initial stage.
4. Restructuring team together with representatives from Competition Watch Committee (KPPU), TELKOM and Indosat will oversee the competition policy

In the initial stage, the existing regulating instrument can be applied in the interim to support the introduction of competition. The new regulating instrument is currently under preparation.

With regard to compensation, based on agreement dated July 28, 2000 between TELKOM, Indosat, Directorate General of Post and Telecommunication, and Deputy Minister for Restructuring and Privatization of State Owned Enterprise, it has been agreed among others:

- TELKOM's cost for adjusting numbering plan and cost of infrastructure over dimensioning due to competition have to be considered in the calculation of compensation for early termination of local fixed line exclusivity
- TELKOM and Indosat will submit proposal on compensation for early termination of their exclusivity right to Government based on existing procedures
- Government could give new licenses to TELKOM and Indosat as compensation for the early termination of exclusivity right
- The compensation will be in form of cash and or new license

The compensation process should be nationwide and should consider all relevant aspects, especially resolution of joint operating agreement with KSO partners, to ensure a successful duopoly competition as planned by Government.

TELKOM will fully support Government's effort to promote fair, healthy and continuing competition through equal treatment and equal access supporting regulations, TELKOM will also support Government's effort to set up a coordinating team which involves TELKOM, Indosat and KPPU to oversee competition and to solve arising issues transparently.

TELKOM will support the restructuring of telecommunication sector which could increase penetration rate and telecommunication services in Indonesia, and TELKOM will protects the interest of its public shareholders and its other stakeholders



SETIAWAN SULISTYONO
Head of Investor Relations

For further information please contact:

Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk.

Bandung:
Phone: 62-22-4527337
Fax : 62-22-7104743
E-mail : investor@telkom.co.id
Website : www.telkom.co.id

Jakarta:
Phone: 62-21-5215109
Fax : 62-21-5220500